Exhibit 99.1

Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls (Québec) J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades extends and amends its revolving credit facility

Kingsey Falls, Québec, July 7, 2015 – Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces that it has entered into an agreement with its banking syndicate led by National Bank of Canada and Scotiabank as co-lead arrangers and joint book runners to extend and amend certain conditions of its existing $750 million revolving credit facility.

The amendment provides that the term of the facility will be extended to July 2019 and that the applicable pricing grid will be slightly lowered to better reflect market conditions. The other existing financial conditions will remain essentially unchanged.

In commenting on this refinancing, Mr. Allan Hogg, Vice-President and Chief Financial Officer, stated: "We are pleased with the continued support from our banking syndicate. The combined impact of this amendment and the refinancing of our senior notes in 2014 and earlier this year, will be to reduce total annual borrowing costs by more than $20 million per year, extend debt maturities to 2019 at the earliest while providing us with bank financing availability of approximately $375 million, which is sufficient to allow us to pursue our growth objectives.”

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission and Canadian Securities Commissions filings.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs close to 11,000 employees, who work in over 90 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

For further information:

Media:	Source:
Hugo D’Amours	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
819 363-5164

Investors:

Riko Gaudreault

Director, Investor Relations and Business Strategies

514 282-2697